
SEC MAIL PROCESSING
RECEIVED
JUL - 6 2010
WASH, D.C.
193
SECTION


10012322

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission file number 0-362

FRANKLIN ELECTRIC DIRECTED INVESTMENT SALARY PLAN
(FULL TITLE OF THE PLAN)

FRANKLIN ELECTRIC CO., INC.
(EXACT NAME OF ISSUER AS SPECIFIED IN ITS CHARTER)

Indiana (State or other jurisdiction of incorporation or organization)	35-0827455 (I.R.S.Employer Identification No.)
400 East Spring Street Bluffton, Indiana (Address of principal executive offices)	46714 (Zip Code)

(260) 824-2900
(Registrant's telephone number, including area code

Franklin Electric Directed Investment Salary Plan

Financial Statements as of December 31, 2009 and 2008, and for the Year Ended December 31, 2009, and Supplemental Schedule as of December 31, 2009, and Report of Independent Registered Public Accounting Firm.

FRANKLIN ELECTRIC DIRECTED INVESTMENT SALARY PLAN

TABLE OF CONTENTS

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.


Crowe Horwath

Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Participants and the Benefits Committee
Franklin Electric Directed Investment Salary Plan
Bluffton, Indiana

We have audited the accompanying statement of net assets available for benefits of the Franklin Electric Directed Investment Salary Plan (the Plan) as of December 31, 2009, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009, and the changes in net assets available for benefits of the Plan for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic 2009 financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic 2009 financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2009 financial statements taken as a whole.

Crowe Horwath LLP

Crowe Horwath LLP

South Bend, Indiana
June 29, 2010

Deloitte.

Deloitte & Touche LLP
111 Monument Circle
Suite 2000
Indianapolis, IN 46204-5120
USA

Tel: +1 317 464 8600
Fax: +1 317 464 8500
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Franklin Electric Directed Investment Salary Plan
Bluffton, Indiana

We have audited the accompanying statement of net assets available for benefits of the Franklin Electric Directed Investment Salary Plan (the "Plan") as of December 31, 2008. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Indianapolis, Indiana
June 25, 2009

FRANKLIN ELECTRIC DIRECTED INVESTMENT SALARY PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS:		
Participant-directed investments — at fair value (Note 3):		
Short-term investments	$ 379,300	$ 432,300
Franklin Electric Co., Inc. common stock	14,785,900	15,837,500
Investments in shares of registered investment companies	26,751,600	19,949,000
Invesco Structured Core Equity Fund	6,132,000	5,655,200
Wells Fargo Stable Return Fund	24,544,100	26,069,200
Target Date Funds	2,413,400	1,261,000
Participant loans	1,871,400	2,211,700
Total investments	76,877,700	71,415,900
Receivables:		
Employer contribution	890,600	1,579,800
Accrued investment income	100	800
Total receivables	890,700	1,580,600
Total Assets	77,768,400	72,996,500
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	77,768,400	72,996,500
Adjustments from fair value to contract value for fully benefit-responsive investments contracts	(49,000)	1,459,500
NET ASSETS AVAILABLE FOR BENEFITS	$77,719,400	$74,456,000

See notes to financial statements.

FRANKLIN ELECTRIC DIRECTED INVESTMENT SALARY PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2009

Contributions:	
Participant contributions	$ 3,827,200
Participant rollover contributions	1,005,900
Transfer from ESOP diversification	861,900
Employer contributions	890,600
Total Contributions	6,585,600
Investment income:	
Net appreciation in fair value of investments	8,167,700
Dividends and interest	944,500
Total Investment Income	9,112,200
Total Additions	15,697,800
Deductions:	
Benefits paid to participants	12,385,700
Administrative expenses	48,700
Total deductions	12,434,400
INCREASE IN NET ASSETS	3,263,400
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	74,456,000
End of year	$ 77,719,400

See notes to financial statements.

1. DESCRIPTION OF THE PLAN

The following description of the Franklin Electric Directed Investment Salary Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Document and Summary Plan Description for more complete information.

General — The Plan is administered by the Franklin Electric Co., Inc. (the "Company") Employee Benefits Committee ("Plan Fiduciary"). The Benefits Committee is appointed by the Company. The Plan's trustee is Wells Fargo Bank of Minnesota, N.A. ("Plan Trustee"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

The Plan is a defined-contribution employee benefit plan covering substantially all eligible employees who elect to participate. Company matching contributions for employees are made to the Plan.

Contribution — U.S. Domestic employees can contribute from 1% to 50% of their eligible compensation not to exceed the IRS limit ($16,500 for 2009.) An additional $5,500 'catch-up' contribution is also allowed for the year if an employee reaches age 50 by the end of the calendar year. For U.S. domestic employees other than the Siloam Springs union contract employees or the Franklin Pump Systems union contract employees, effective January 1, 2009, the Company contributed an amount equal to 100% of the first 2% and 50% of the next 3% of the participant's contribution, or up to 3 1/2% of each employee's eligible compensation through May 1, 2009. The Company suspended this Company match from May through the remainder of the year.

Effective May 1, 2009, for the Siloam Springs union contract employees, the Company contributed an amount equal to 100% of the first 1% and 50% of the next 4% of the participant's contribution, or up to 3% of each employee's eligible compensation through May 1, 2009. The Company suspended this Company match from May through the remainder of the year.

Effective May 1, 2009, for the Franklin Pump Systems union contract employees, the Company contributed 3% of each employee's eligible compensation through May 1, 2009, whether the employee participated in the 401k or not. The Company suspended this Company contribution from May through the remainder of the year.

Company contributions to the participant accounts are funded in the first quarter following the plan year. Participating employees 50 years of age or older may also elect to contribute additional funds that are not eligible for a Company match, subject to IRS limitations.

Diversification Election for Employee Stock Ownership Plan ("ESOP") — On a monthly basis, participants have the opportunity to diversify all vested monies in their ESOP account balance into the Plan.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant's account is credited/charged with: (a) the participant's contributions and withdrawals; (b) Company matching contributions made to the Plan; and (c) Plan earnings and losses, less expenses.

Allocation of earnings and expenses are based on participants' account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Investments — Participating employees direct the investment of their contributions and account balances into various investment options offered by the Plan. The Plan currently offers a Franklin Electric Common Stock Fund, a Structured Core Equity Fund, an Intermediate Bond Fund, a Stable Return Collective Investment Fund, an International Equity Fund, a Small Capitalization Growth Equity Fund, a Large Capitalization Growth Fund, and various Target Date Funds as investment options for participants.

Vesting — Participants are fully vested in their accounts at all times.

Participant Loans — Participants may borrow from their accounts up to the lesser of $50,000 or 50% of the participant's account. Loans are secured by the balance in the participant's account. Loan transactions are treated as a transfer between the investment fund and the loan fund. Loan terms range from 1 to 4½ years for general purpose loans or up to 10 years for the purchase of a primary residence and are repaid through payroll deductions. Interest is charged at the prime rate plus 1%, determined at the time the funds are borrowed, and is credited to the participant's account.

All loan fees are paid by the participant and are deducted directly from the assets of the participant's account.

Payment of Benefits — Participants may elect to receive a lump-sum distribution equal to the value of their account or receive equal monthly or annual installments over a specified period as defined by the Plan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The financial statements of the Plan are prepared under the accrual basis of accounting and have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Risks and Uncertainties — Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

Investment Valuation — The Plan's investments are stated at fair value. Investments in Franklin Electric Co., Inc. common stock are valued at the last quoted sale or bid prices as reported on NASDAQ. Shares of mutual funds are valued at quoted market prices on a nationally recognized security exchange, which represent the net asset values of shares held by the Plan at year-end. Participant loans are valued based on the outstanding loan balances and management's own assumptions about the methods and assumptions a market participant would use to value these loans, which approximates fair value.

As per accounting guidance related to *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans*, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the accounting guidance, the statements of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

The Wells Fargo Stable Return Fund N (the "Fund") is a bank collective fund whose only investment is the Wells Fargo Stable Return Fund G ("Fund G"), a collective trust fund sponsored by Wells Fargo Bank, N.A. The value of the Fund is based on the underlying unit value reported by Fund G. Fund G invests in investment contracts issued or sponsored by various insurance companies, commercial banks and investment funds. The Fund establishes a daily Net Asset Value ("NAV"), including an annual investment management fee of 0.40%, which is then applied to unit holders of the Fund to determine the daily value of account balances. The fair values of participation units in the stable value collective trust are based upon the net asset values of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit responsive contracts. The fair values of these investment contracts, including any wrapper contracts, are calculated by using either the quoted market prices of the underlying securities adjusted for the present value of the difference between the current wrapper fee and the contracted wrapper fee, or by discounting the related cash flows based on the current discount rate. The plan administrator, committee, participant or other authorized party may instruct Wells Fargo in writing to redeem some or all units. Units will be redeemed at the Unit Value next determined following receipt by Wells Fargo of written redemption instructions, and redemption proceeds will generally be paid to the account within one business day after receipt of redemption request, and in all cases within six business days after such receipt.

The Invesco Structured Core Equity Fund ("Invesco" or "the Fund") is a collective trust fund, established by AMVESCAP National Trust Company as a component of the Institutional Retirement Trust, a collective trust of AMVESCAP National Trust Company. Invesco is valued at the respective net asset value as reported by the trust. The fair values of participation units held in the collective trust, are based on the net asset value reported by the fund manager as of the financial statement dates and recent transaction prices. The Fund is designed to: (1) outperform the Standard & Poors 500 Index over time based on the performance of the stocks ranked by a proprietary stock selection model, and (2) control risk by having an overall risk profile, which is similar to that of the benchmark in terms of beta, styles, and industries. The Fund uses the Invesco proprietary stock selection model to generate forecasts of excess return for each stock in a large capitalization, liquid universe, which is representative of the benchmark. The return forecasts are combined with risk attributes for each company provided by a third party's risk model in an optimizer in order to create a portfolio with the desired relative return/risk characteristics. The Fund may also invest in derivative securities, such as futures and options. The Fund consists of a fully invested diversified portfolio of equities, and any un-invested cash is held in cash or cash equivalents. Redemptions shall be admitted to or withdrawn from the Fund on the basis of the value of such Fund and of the Units and, if applicable, the class into which it is divided on a valuation date. Each admission and withdrawal shall be effected within a reasonable time, not to exceed three business days, following each such valuation date.

Management fees charged to the Plan for investments are deducted from income earned on a daily basis, and are not separately reflected. Consequently, management fees are reflected as a reduction of investment return for such investments

Administrative Expenses — Administrative expenses are paid by the Plan as provided in the Plan Document.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were not significant at December 31, 2009 and 2008.

3. INVESTMENTS

Fair value is defined as the amount that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants and requires that assets and liabilities carried at fair value are classified and disclosed in the following three catagories: In accordance with FASB ASC 820, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs that reflect the Plan's own assumptions about the assumptions that market participants would use in pricing an asset or liability. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following tables set forth by level within the fair value hierarchy a summary of the Plan's investments measured at fair value on a recurring basis at December 31, 2009 and 2008.

	Total 12/31/2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Wells Fargo Stable Return Fund	$ 24,544,100	$	$ 24,544,100	$
JP Morgan Core Bond Fund	5,623,100	5,623,100		
Invesco Structured Core Equity Fund	6,132,000		6,132,000	
Franklin Electric Co., Inc. Common Stock	14,785,900	14,785,900		
Short-term Investments	379,300	379,300		
T. Rowe Price Growth Stock Fund	3,199,800	3,199,800		
American Century Small Company Fund	2,615,200	2,615,200		
American Funds EuroPacific Growth Fund	6,525,300	6,525,300		
Target Date Funds				
Wells Fargo WF ADV DJ TODAY I	679,000	679,000		
Wells Fargo WF ADV DJ 2010 I	305,200	305,200		
Wells Fargo WF ADV DJ 2020 I	540,900	540,900		
Wells Fargo WF ADV DJ 2030 I	327,400	327,400		
Wells Fargo WF ADV DJ 2040 I	326,000	326,000		
Wells Fargo WF ADV DJ 2050 I	235,000	235,000		
American Beacon Large Cap Fund	8,788,100	8,788,100		
Participant Loans	1,871,400			1,871,400
Total	$ 76,877,700	$ 44,330,200	$ 30,676,100	$ 1,871,400

	Total 12/31/2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Wells Fargo Stable Return Fund	$ 26,069,200	$	$ 26,069,200	$
JP Morgan Core Bond Fund	4,370,000	4,370,000		
Invesco Structured Core Equity Fund	5,655,200		5,655,200	
Franklin Electric Co., Inc. Common Stock	15,837,500	15,837,500		
Short-term Investments	432,300	432,300		
T. Rowe Price Growth Stock Fund	2,043,500	2,043,500		
American Century Small Company Fund	1,981,700	1,981,700		
American Funds EuroPacific Growth Fund	3,824,200	3,824,200		
Target Date Funds	1,261,000	1,261,000		
American Beacon Large Cap Fund	7,729,600	7,729,600		
Participant Loans	2,221,700		2,221,700	
Total	$ 71,425,900	$ 37,479,800	$ 33,946,100	$

FRANKLIN ELECTRIC DIRECTED INVESTMENT SALARY PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2008, AND FOR THE YEAR ENDED DECEMBER 31, 2009

The table below presents a reconciliation of all investments measured at fair value on a recurring basis using significant unobservable inputs (level 3) for the year ended December 31, 2009, including the reporting classifications for the applicable gains and losses included in the 2009 statement of changes in net assets available for benefits.

	Participant Loans
Balance, January 1, 2009	$ -
Transfers In	2,221,700
Interest Income	116,200
Purchases, sales, issuances and settlements	(466,500)
Balance, December 31, 2009	$ 1,871,400

The Plan's investments that represented five percent or more of the Plan's net assets available for benefits as of December 31, 2009 and 2008 are as follows:

		2009		2008
Franklin Electric Co., Inc. Common Stock (508,982 and 563,412 shares, respectively)	$	14,785,900	$	15,837,500
Wells Fargo Stable Return Fund		24,544,100		26,069,200
Invesco Structured Core Equity Fund		6,132,000		5,655,200
American Funds EuroPacific Growth Fund		6,525,300		3,824,200
American Beacon Large Cap Value Fund		8,788,100		7,729,600
JP Morgan Core Bond Fund		5,623,100		4,370,000

During the year ended December 31, 2009, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Franklin Electric Co., Inc. Common Stock	$	758,400
Collective Trusts		
Wells Fargo Stable Return Fund		799,100
Invesco Structured Core Equity Fund		1,137,500
Subtotal Collective Trusts		1,936,600
Mutual Funds		
JP Morgan Core Bond Fund		204,800
T. Rowe Price Growth Stock Fund		957,600
American Century Small Company Fund		448,100
American Funds EuroPacific Growth Fund		1,548,300
Target Date Funds		357,500
American Beacon Large Cap Fund		1,956,400
Subtotal Mutual Funds		5,472,700
Net appreciation of investments	$	8,167,700

4. STABLE VALUE FUND

The stable value fund (the "Fund") is a collective trust fund sponsored by Wells Fargo. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund's constant net asset value ("NAV") of $1 per unit. Distribution to the Fund's unit holders are declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1 per unit, although there is no guarantee that the Fund will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participants withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value, as described in the following paragraphs. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

Limitations on the Ability of the Fund to Transact at Contract Value:

Restrictions on the Plan — Participant-initiated transactions are those transactions allowed by the Plan including withdrawals for benefits, loans, or transfers to noncompeting funds within a Plan, but excluding withdrawals that are deemed to be caused by the actions of the Plan Sponsor. The following employer initiated events may limit the ability of the Fund to transact at contract value:

- A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA
- Any communication given to Plan participants designed to influence a participant not to invest in the Fund or to transfer assets out of the Fund
- Any transfer of assets from the Fund directly into a competing investment option
- The establishment of a defined contribution plan that competes with the Plan for employee contributions
- Complete or partial termination of the Plan or its merger with another plan

Circumstances That Impact the Fund — The Wells Fargo Stable Return Fund invests in Wells Fargo Fund G, which invests typically in fixed income securities or bond funds, and enters into "wrap" contracts issued by third parties. A wrap contract is an agreement by another party, such as a bank or insurance company to make payments to the Fund in certain circumstances. Wrap contracts are designed to allow a stable value portfolio to maintain a constant NAV and protect a portfolio in extreme circumstances.

In a typical wrap contract, the wrap issuer agrees to pay a portfolio the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted.

Wrap contracts generally contain provisions that limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include:

- Any substantive modification of the Fund or the administration of the Fund that is not consented to by the wrap issuer
- Any change in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the Fund's cash flow
- Employer-initiated transactions by participating plans as described above

In the event that wrap contracts fail to perform as intended, the Fund's NAV may decline if the market value of its assets declines. The Fund's ability to receive amounts due pursuant to these wrap contracts is dependent on the third-party issuer's ability to meet their financial obligations. The wrap issuer's ability to meet its contractual obligation under the wrap contracts may be affected by future economic and regulatory developments.

The Fund is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying assets. This could result from the Fund's inability to promptly find a replacement wrap contract following termination of a wrap contract. Wrap contracts are not transferable and have no trading market. There are a limited number of wrap issuers. The Fund may lose the benefit of wrap contracts on any portion of its assets in default in excess of a certain percentage of portfolio assets.

5. PARTY-IN-INTEREST TRANSACTIONS

Parties in interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Certain Plan investments are shares of funds, including Target Date Mutual Funds, managed by the Plan Trustee or an affiliate of the Plan Trustee. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. Participant loans held by the Plan are also considered party-in-interest transactions.

At December 31, 2009 and 2008, the Plan held 508,982 and 563,412 shares, respectively, of common stock of Franklin Electric Co., Inc., the sponsoring employer.

6. PLAN TERMINATION

The Company has not expressed any intent to terminate the Plan. If the Plan was terminated, the termination would be subject to provisions set forth by ERISA, and the net assets of the Plan would be allocated among the participants and the beneficiaries of the Plan in the order provided for by ERISA.

7. TAX STATUS

The IRS has determined and informed the Company by a letter, dated May 30, 2001, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code (the "Code"). The Plan has been amended and restated since receiving the determination letter; however, the Company and the Plan Administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of total net assets available for benefits and total increase in net assets per the financial statements and the Form 5500 as of December 31, 2009 and 2008:

	2008
Statement of net assets available for benefits:	
Net assets available for benefits per the financial statements	$ 74,456,000
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,459,500)
Net assets per the Form 5500	$ 72,996,500

	2009
Statement of changes for net assets available for benefits:	
Increase in net assets per the financial statements	$ 3,263,400
Change in adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,459,500
Net income per the Form 5500	$ 4,722,900

* * * * * *

SUPPLEMENTAL SCHEDULE

FRANKLIN ELECTRIC DIRECTED INVESTMENT SALARY PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2009

Name of plan sponsor: Franklin Electric Co. Inc.

Employer identification number: 35-0827455

Three-digit plan number: 007

(a)	Identity of Issue, Borrower, Lessor or Similar Party (b)	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (c)	Cost (d)	Current Value (e)
*	Wells Fargo Bank of Minnesota			
	Short-term Investment Fund	Short-term Investment Fund	**	$ 379,300
*	Franklin Electric Co., Inc.	Common Stock	**	14,785,900
	Dow Jones Target Date Funds	Registered Investment Company	**	
*	Wells Fargo DJ TODAY I	Registered Investment Company	**	679,000
*	Wells Fargo DJ 2010 I	Registered Investment Company	**	305,200
*	Wells Fargo DJ 2020 I	Registered Investment Company	**	540,900
*	Wells Fargo DJ 2030 I	Registered Investment Company	**	327,400
*	Wells Fargo DJ 2040 I	Registered Investment Company	**	326,000
*	Wells Fargo DJ 2050 I	Registered Investment Company	**	235,000
*	Wells Fargo Stable Return Fund	Common Collective Trust	**	24,495,100
	American Beacon Large Cap Fund	Registered Investment Company	**	8,788,100
	Invesco Structured Core Equity Fund	Common Collective Trust	**	6,132,000
	JP Morgan Core Bond Fund	Registered Investment Company	**	5,623,100
	American Funds EuroPacific Growth Fund	Registered Investment Company	**	6,525,300
	American Century Small Company Fund	Registered Investment Company	**	2,615,200
	T. Rowe Price Growth Stock Fund	Registered Investment Company	**	3,199,800
*	Various participants	Participant loans (maturing 2010 to 2019 at interest rates of 4.25% to 9.25%)	**	1,871,400
				$ 76,828,700

* Party-in-interest.

** Cost information is not required for participant-directed investments and, therefore, is not included.

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-59771 on Form S-8 of Franklin Electric Co. Inc. of our report dated June 29, 2010, appearing in this Annual Report on Form 11-K of the Franklin Electric Directed Investment Salary Plan for the year ended December 31, 2009.

Crowe Horwath LLP

Crowe Horwath LLP

South Bend, Indiana
June 29, 2010



Deloitte & Touche LLP
111 Monument Circle
Suite 2000
Indianapolis, IN 46204-5120
USA

Tel: +1 317 464 8600
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CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-59771 on Form S-8 of our report dated June 25, 2009, appearing in this Annual Report on Form 11-K of the Franklin Electric Directed Investment Salary Plan for the year ended December 31, 2008.

DELOITTE & TOUCHE LLP

Indianapolis, IN
June 25, 2010

EXHIBIT 99 - CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of the Franklin Electric Directed Investment Salary Plan (the "Plan") on Form 11-K for the year ended December 31, 2009, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I John J. Haines, Vice President and Chief Financial Officer and Secretary of Franklin Electric Co., Inc. (the "Company"), and Chairman of the company's Employee Benefits Committee (the "Plan Administrator"), certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits of the Plan.

Date June 29, 2010



John J. Haines, Vice President and Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)